Exhibit 99.1

ICON Announces the Appointment of Dr. Steve Cutler to Board of Directors

DUBLIN--(BUSINESS WIRE)--November 25, 2015--ICON plc, (NASDAQ:ICLR) a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today announced the appointment of Dr. Steve Cutler to the ICON Board of Directors.

Dr. Cutler joined ICON in 2011 as Group President, ICON Clinical Research Services. Dr. Cutler successfully led this business to significant growth and, as a result, was promoted to Chief Operating Officer in January 2014. As Chief Operating Officer, Dr. Cutler has responsibility for all of ICON’s operational service areas, including clinical research, early phase, laboratories, DOCS resourcing and commercialisation and outcomes. Dr. Cutler’s operational leadership as Chief Operating Officer has helped ICON successfully deliver innovative and integrated services and solutions to customers.

Prior to joining ICON, Dr. Cutler was Chief Executive Officer of Kendle. Prior to Kendle, Dr. Cutler held various senior roles in both Quintiles and Sandoz (now Novartis). Dr. Cutler holds a B.Sc. and a Ph.D from the University of Sydney and a Masters of Business Administration from the University of Birmingham (UK).

“Since joining ICON in 2011, Dr. Cutler has made a significant contribution to ICON and our journey towards becoming the trusted partner in drug development,” commented Mr. Thomas Lynch, Chairman of ICON. “I am delighted to now welcome Dr. Cutler to the ICON Board and I look forward to his continued success with and contribution to ICON.”

About ICON plc

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 38 countries and has approximately 11,700 employees.

Further information is available at www.iconplc.com.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353 –1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353 –1-291-2000
EVP Investor Relations and Corporate Development